Exhibit 21.1

LIST OF SUBSIDIARIES OF

CVR PARTNERS, LP*

The following is a list of all subsidiaries of CVR Partners, LP and their jurisdiction of organization.

Entity	Jurisdiction
Coffeyville Resources Nitrogen Fertilizers, LLC	Delaware

*Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of CVR Partners, LP are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this report.